UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 29)*

Kellogg Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

487836108 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 487836108	13G	Page 2 of 8 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Bank of New York Company, Inc. (I.R.S. 13-2614959)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION A New York Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 336,119 6 SHARED VOTING POWER 110,236,031 7 SOLE DISPOSITIVE POWER 737,599 8 SHARED DISPOSITIVE POWER 109,873,466

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,572,150
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.3%
12	TYPE OF REPORTING PERSON* HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 487836108	13G	Page 3 of 8 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) James M. Jenness
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 338,249 6 SHARED VOTING POWER 109,851,073 7 SOLE DISPOSITIVE POWER 329,068 8 SHARED DISPOSITIVE POWER 109,851,073

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,189,322
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.2%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 487836108	13G	Page 4 of 8 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) William C. Richardson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 45,319 6 SHARED VOTING POWER 110,430,873 7 SOLE DISPOSITIVE POWER 30,400 8 SHARED DISPOSITIVE POWER 110,430,873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,476,192
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.3%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 487836108	13G	Page 5 of 8 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shirley D. Bowser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 109,851,073 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 109,851,073

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 109,851,073
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.1%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13G

Issuer: Kellogg Company

This Schedule 13G is being filed as Amendment No. 29 to the Schedule 13G dated April 23, 1979 filed on behalf of Harris Trust and Savings Bank, Lyle C. Roll, Russell G. Mawby and William V. Bailey as trustees of the W.K. Kellogg Foundation Trust (the “Trust”) with respect to shares of common stock of Kellogg Company (the “Shares”).

This Amendment No. 29 is being filed by The Bank of New York as trustee of the Trust, on behalf of the Trust and on behalf of itself, James M. Jenness, William C. Richardson and Shirley D. Bowser, as all of the trustees of the Trust as of December 31, 2005.

The number of Shares beneficially owned by each of The Bank of New York and certain of its affiliates, James M. Jenness, William C. Richardson and Shirley D. Bowser, individually, as fiduciary or otherwise, is hereinafter reported. The number of Shares beneficially owned collectively by such persons is 111,535,518, which is 27.5% of the Shares outstanding. Of this amount 109,851,073 Shares, or 27.1% of the Shares outstanding, represent Shares owned in a fiduciary capacity on behalf of the Trust. Shares owned in other fiduciary capacities are noted on Exhibit 99.1.

The number of reported Shares for James M. Jenness includes 304,704 Shares that Mr. Jenness may acquire within 60 days of December 31, 2005 by exercising options granted to him under the Kellogg Company Key Employee Incentive Plans. The number of reported Shares for William C. Richardson includes 30,000 Shares that Dr. Richardson may acquire within 60 days of December 31, 2005 by exercising options granted to him under the Kellogg Company Non-Employee Director Stock Plan.

Item 1.	(a)	Name of Issuer:

Kellogg Company

	(b)	Address of Issuer’s Principal Executive Offices:

One Kellogg Square Battle Creek, Michigan 49016-3599

Item 2.	(a)	Name of Persons Filing:

The Bank of New York Company, Inc. James M. Jenness William C. Richardson Shirley D. Bowser

	(b)	Address of Principal Business Office :

		Person Filing	Address

		The Bank of New York Company, Inc.	One Wall Street New York, NY 10286

		James M. Jenness	One Kellogg Square P. O. Box 3599 Battle Creek, Michigan 49016

		William C. Richardson	One Michigan Avenue East Battle Creek, Michigan 49017

		Shirley D. Bowser	One Michigan Avenue East Battle Creek, Michigan 49017

	(c)	Citizenship:

		The Bank of New York Company, Inc.	-A New York Corporation

		James M. Jenness	-U.S. Citizen

		William C. Richardson	-U.S. Citizen

		Shirley D. Bowser	-U.S. Citizen

	(d)	Title of Class of Securities:

All persons filing - common stock

	(e)	CUSIP Number:

All persons filing - 487836108

Item 3.	(a) - (j)

This statement is being filed pursuant to Rule 13d-1(d).

Schedule 13G

Issuer: Kellogg Company

Item 4.	Ownership:

	(a)	Amount Beneficially Owned as of December 31, 2005:

	The Bank of New York Company, Inc.	- 110,572,150

	James M. Jenness	- 110,189,322

	William C. Richardson	- 110,476,192

	Shirley D. Bowser	- 109,851,073

(b) Percent of Class:

	The Bank of New York Company, Inc.	- 27.3%

	James M. Jenness	- 27.2%

	William C. Richardson	- 27.3%

	Shirley D. Bowser	- 27.1%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

	The Bank of New York Company, Inc.	- 336,119

	James M. Jenness	- 338,249

	William C. Richardson	- 45,319

	Shirley D. Bowser	- 0

	(ii)	Shared power to vote or to direct the vote:

	The Bank of New York Company, Inc.	- 110,236,031

	James M. Jenness	- 109,851,073

	William C. Richardson	- 110,430,873

	Shirley D. Bowser	- 109,851,073

	(iii)	Sole power to dispose or to direct the disposition of:

	The Bank of New York Company, Inc.	- 737,599

	James M. Jenness	- 329,068

	William C. Richardson	- 30,400

	Shirley D. Bowser	- 0

	(iv)	Shared power to dispose or to direct the disposition of:

	The Bank of New York Company, Inc.	- 109,873,466

	James M. Jenness	- 109,851,073

	William C. Richardson	- 110,430,873

	Shirley D. Bowser	- 109,851,073

Item 5.	Ownership of Five Percent or Less of a Class:

Carlos M. Gutierrez left the office of co-trustee of the Trust on February 7, 2005. On that date, James M. Jenness succeeded Mr. Gutierrez as a co-trustee of the Trust. Accordingly, as of February 7, 2005, Mr. Gutierrez ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of February 7, 2005 Mr. Jenness became such a beneficial owner. Beginning with the year ending December 31, 2005, Mr. Jenness is reporting his shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Mr. Gutierrez.

Jonathan T. Walton left the office of co-trustee of the Trust on March 16, 2005. On that date, Shirley D. Bowser succeeded Mr. Walton as a co-trustee of the Trust. Accordingly, as of March 16, 2005, Mr. Walton ceased to be the beneficial owner of more than five percent of the common stock of Kellogg Company, and as of March 16, 2005 Ms. Bowser became such a beneficial owner. Beginning with the year ending December 31, 2005, Ms. Bowser is reporting her shareholdings of Kellogg Company as a member of the group set forth below in item 8 in lieu of Mr. Walton.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Exhibit 99.1

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The Bank of New York Company, Inc., a parent holding company, is filing with respect to its following subsidiaries:

The Bank of New York One Wall Street New York, NY 10286

The Bank of New York Trust Company 123 Main Street White Plains, New York 10601

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certifications:

Not Applicable

Schedule 13G

Issuer: Kellogg Company

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

The Bank of New York, as trustee of the
W.K. Kellogg Foundation Trust

By	/s/ Joyce S. Walsh
Joyce S. Walsh
Vice President

James M. Jenness

/s/ Joyce S. Walsh
By his attorney in fact, Joyce S. Walsh

William C. Richardson

/s/ Joyce S. Walsh
By his attorney in fact, Joyce S. Walsh

Shirley D. Bowser

/s/ Joyce S. Walsh
By her attorney in fact, Joyce S. Walsh

SCHEDULE 13G

EXHIBIT INDEX

Exhibit No.	Exhibit
Exhibit 24.1	Power of Attorney of James M. Jenness dated February 10, 2006.

Exhibit 24.2	Power of Attorney of William C. Richardson dated February 10, 2006.

Exhibit 24.3	Power of Attorney of Shirley D. Bowser dated February 10, 2006.

Exhibit 99.1	Ownership of More Than Five Percent on Behalf of Another Person.

Exhibit 99.2	Agreement Pursuant to Rule 13d-1(k)(1)(iii).